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EXHIBIT 99.25
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Contact:          Jerry B. Hook, Ph.D.
                  President, CEO and Chairman of the Board
                  Sparta Pharmaceuticals, Inc.
                  (215) 442-1700, Ext. 205

FOR IMMEDIATE RELEASE


         Sparta Pharmaceuticals, Inc. Promotes Jerry B. Hook, Ph.D., to
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                              Chairman of The Board
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         Horsham, PA, March 16, 1998, Sparta Pharmaceuticals, Inc. (NASDAQ:
SPTA, SPTAU, SPTAW, SPTAZ AND SPTAL) today announced the election by the Board of Directors of Jerry Hook, Sparta's current President and Chief Executive Officer, as Chairman of the Board of Directors. Dr. Hook will replace William M. Sullivan who, with Dr. Lindsay Rosenwald, founded Sparta in 1991. Mr. Sullivan has agreed to continue to serve as a member of the Company's Board of Directors. Dr. Hook has served as President and CEO since March 1996, when Sparta acquired Lexin Pharmaceuticals, where Dr. Hook held the same positions.

Dr. Hook commented that, "Bill's vision was to create a small, highly-focused company to develop products for cancer from a portfolio of in-licensed compounds and technologies. He led the company toward this vision with energy and dedication built on a solid base of integrity and good humor. The significant progress the company made in 1997 was built on a substantial portfolio of compounds and technologies licensed by the Company under Bill's leadership. His legacy will remain with us for many years."

The Company also announced the Board's decision to recommend and submit to a vote of the stockholders at the Annual Meeting of Stockholders to be held on May 11, 1998, a proposal to amend the Company's certificate of incorporation in order to effect a one-for-five reverse split of the Company's Common Stock, $.001 par value. The Board's decision was in response to recent changes in Nasdaq's continued listing requirements for Nasdaq SmallCap companies. The Board of Directors in its sole discretion may abandon the proposal to effect the reverse split under certain circumstances, even if the stockholders voted in favor of the proposal. The Company anticipates that a definitive proxy statement containing this proposal will be mailed to the stockholders in early April.

Sparta is a development stage pharmaceutical company engaged in the business of acquiring rights to, and developing for commercialization, technologies and drugs for the treatment of a number of life threatening diseases including cancer, cardiovascular disorders, chronic metabolic diseases and inflammation. The Company has focused on acquiring compounds that have been previously tested in humans and animals and technologies that may improve the delivery or targeting of previously tested, and in some cases marketed, drugs. Sparta's portfolio of compounds in development includes four potential oncology products and one for the treatment of Type II diabetes in clinical trials and an emerging platform technology in recombinant and small molecule protease inhibitors.

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